Exhibit 2.3

MANPOWER®	Michael J. Van Handel Executive Vice President Chief Financial Officer

January 14, 2004

Mr. Richard J. Pinola

Chief Executive Officer

Right Management Consultants, Inc.

1818 Market Street

Philadelphia, PA 19103

Dear Mr. Pinola:

Reference is made to that certain Agreement and Plan of Merger by and among Manpower Inc. (“Manpower”), Hoosier Acquisition Corp. (“Merger Sub”) and Right Management Consultants, Inc. (the “Company”) dated as of December 10, 2003 (the “Merger Agreement”). Terms not defined herein shall have the meaning set forth in the Merger Agreement.

Section 1.1.1 of the Merger Agreement provides, in pertinent part, that “The obligations of Merger Sub to accept for exchange and exchange the number of shares of Manpower Common Stock for shares of Company Common Stock shall be subject to the condition (the “Minimum Condition”) that there shall be validly tendered in accordance with the terms of the Offer and not withdrawn a number of shares of Company Common Stock (including shares of Company Common Stock tendered pursuant to the Tender and Voting Agreement) which, together with the shares of Company Common Stock then owned by Manpower and Merger Sub (if any), immediately prior to acceptance for exchange of shares of Company Common Stock pursuant to the Offer, represents at least a majority of the sum of (i) the total number of shares of Company Common Stock outstanding immediately prior to such acceptance, and (ii) a number of shares of Company Common Stock determined by Manpower up to a maximum of the total number of shares of Company Common Stock issuable upon the exercise or conversion of all options, warrants, rights and convertible securities outstanding on the date hereof (such sum of shares is hereinafter referred to as the “Diluted Share Amount”), and to the other conditions set forth in Annex I hereto.”

It is our understanding that there were a total of 22,838,495 shares of Company Common Stock outstanding as of December 31, 2003 and a total of 5,071,122 shares of Company Common Stock issuable upon the exercise of all options to purchase Company Common Stock outstanding as of December 31, 2003. We have agreed with you that, except as contemplated under the Merger Agreement, the sum of these shares, 27,909,617 has not

Mr. Richard J. Pinola

January 14, 2004

and will not change between December 31, 2003 and the expiration date of the Offer. Based on this understanding and agreement, Manpower has determined that the Minimum Condition will be calculated based on this sum. Manpower has made this determination in reliance on the Company’s representation in the Merger Agreement that there were no outstanding warrants, rights or convertible securities convertible into or exercisable for shares of Company Common Stock as of December 9, 2003, except for the options referred to above, and the understanding that the Company has complied and will comply with its covenant not to issue any additional shares of Company Common Stock other than shares issuable upon the exercise of Company Options or as contemplated under the Merger Agreement and its covenant not to issue any such warrants, rights or convertible securities after December 9, 2003. As a result, there must be validly tendered and not withdrawn 13,954,809 shares of Company Common Stock in the Offer to satisfy the Minimum Condition.

Manpower and the Company have also agreed to clarify Annex I to the Merger Agreement (“Annex I”) by inserting the words “by the expiration of the Offer” in place of the phrase “Appointment Time” the first time it appears in Annex I, by inserting the words “expiration of the Offer” in place of the phrase “Appointment Time” each time it occurs in Section 7(c) of Annex I and by inserting the words “in writing” after the word “threatened” the first time it appears in Annex I.

Manpower and the Company also hereby confirm that their understanding of the pricing mechanism is that in the scenario where the Offer expires at 12:00 midnight, New York City time, on the evening of January 21, 2004, then the Average Trading Price will be based on the ten trading days that began on January 5, 2004 and that end on and include January 16, 2004 (recognizing that January 19, 2004 is not a trading day), and that if the Offer is extended, the Average Trading Price will be based on ten trading days determined in a manner consistent with the foregoing.

This letter agreement supersedes and replaces the letter agreement between Manpower and the Company dated January 8, 2004.

Please indicate your agreement to the foregoing by dating and signing the enclosed copy of this letter in the space provided below and returning it to my attention.

Sincerely,

/s/    Michael J. Van Handel

Michael J. Van Handel

Executive Vice President and

Chief Financial Officer

Mr. Richard J. Pinola

January 14, 2004

Accepted and agreed to as of the date set forth above.

RIGHT MANAGEMENT CONSULTANTS, INC.

/s/    Richard J. Pinola

Richard J. Pinola

Chairman and Chief Executive Officer